 Exhibit 99.1

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
VIRTUAL MEETING
Thursday, April 7, 2022
VOTING RESULTS
In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

The following matters were voted on at the Annual and Special Meeting of Shareholders of CIBC (the "Bank") held on April 7, 2022. The votes were conducted by ballot.

Each of the matters set out below is described in greater detail in the Management Proxy Circular which can be found at https://www.cibc.com/en/about-cibc/investor-relations/annual-reports-and-proxy-circulars.html.

1.	Election of Directors

Each of the following 14 nominees proposed by management was elected as a Director of the Bank.

NOMINEES	VOTES FOR		VOTES WITHHELD
Election of Directors	FOR	% FOR	WITHHOLD	% WITHHOLD
Ammar Aljoundi	213,813,989	99.52%	1,021,506	0.48%
Charles J.G. Brindamour	213,922,850	99.58%	912,645	0.42%
Nanci E. Caldwell	205,325,230	95.57%	9,510,265	4.43%
Michelle L. Collins	213,806,198	99.52%	1,029,297	0.48%
Luc Desjardins	210,280,153	97.88%	4,555,342	2.12%
Victor G. Dodig	213,612,610	99.43%	1,222,885	0.57%
Kevin J. Kelly	213,965,876	99.60%	869,619	0.40%
Christine E. Larsen	214,064,259	99.64%	771,236	0.36%
Nicholas D. Le Pan	204,855,870	95.35%	9,979,625	4.65%
Mary Lou Maher	213,258,292	99.27%	1,577,203	0.73%
Jane L. Peverett	201,642,950	93.86%	13,192,545	6.14%
Katharine B. Stevenson	212,345,575	98.84%	2,489,920	1.16%
Martine Turcotte	212,277,811	98.81%	2,557,684	1.19%
Barry L. Zubrow	212,126,300	98.74%	2,709,195	1.26%

2.	Appointment of Auditors

Ernst & Young LLP was appointed as the auditors of the Bank.

VOTES FOR		VOTES WITHHELD
204,137,611	93.00%	15,353,435	7.00%

3.	Advisory resolution regarding our Executive Compensation Approach (Say on Pay)
VOTES FOR		VOTES AGAINST
205,113,850	95.48%	9,721,230	4.52%

4.	Special Resolution to amend By-Law No.1 to give effect to a two-for-one share split of CIBC common shares
VOTES FOR		VOTES AGAINST
214,374,917	99.79%	460,132	0.21%

5.	Special Resolution regarding variable compensation for UK Material Risk Takers
VOTES FOR		VOTES AGAINST
212,545,446	98.93%	2,288,736	1.07%

6.	Shareholder Proposal 1

- Benefit Corporation

VOTES FOR		VOTES AGAINST		VOTES ABSTAIN *
12,347,708	5.78%	201,191,426	94.22%	1,295,904	0.61%

7.	Shareholder Proposal 2

- Advisory vote on environmental policy

VOTES FOR		VOTES AGAINST		VOTES ABSTAIN *
48,858,751	24.31%	152,151,815	75.69%	13,825,043	6.88%

8.	Shareholder Proposal 3

- French as an official language

VOTES FOR		VOTES AGAINST		VOTES ABSTAIN *
2,107,509	0.99%	211,678,212	99.01%	1,049,882	0.49%

9.	Shareholder Proposal 4

-CEO/Median worker pay ratio

VOTES FOR		VOTES AGAINST		VOTES ABSTAIN *
30,378,327	14.81%	174,707,496	85.19%	9,749,785	4.75%

* An abstention is counted as present for quorum purposes but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.